

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

July 1, 2008

Mr. Rick A. Serie
Chief Executive Officer and Chief Financial Officer
Great Plains Ethanol, LLC
27716 462nd Avenue
Chancellor, South Dakota 57015

   RE: Form 10-K for the year ended December 31, 2007
      Form 10-Q for the quarter ended March 31, 2008
       File No. 0-49779

Dear Mr. Serie:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.

<u>Item 1. Description of Business, page 3</u>

2. Considering the nature of your raw materials and your end products, it appears that relevant market data concerning your basic inputs and outputs, will make the

disclosures about you business more meaningful to readers, because such information will provide more context. Please provide disclosures showing the relevant market prices of the following items over time, including the three years presented:
- Ethanol;
- Distillers Grains, by type;
- Corn;
- Natural Gas.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

3. We note that you include certain percentage increases and decreases in volumes for your revenues and costs of revenues. In future filings in order to provide a more clear understanding of your revenues and cost of revenues, please present your actual volume and actual price information for each period presented for the following items:

- Volume sold and average selling price of ethanol;
- Volume sold and average selling price for each type of distiller's grain;
- Volume used and average price per bushel of corn;
- Volume used and average price of natural gas.

4. We note that your results of operations are materially impacted by the price of raw materials, in particular the price of corn. We also note general narrative disclosures concerning your use of derivatives and the overall impact of such instruments on pages 6, 19 and 38/39. However your discussions do not address the specific underlying reasons such instruments impacted each year by the amounts disclosed. In other words, there is no analysis as to why the increase in corn prices in 2007 was not offset and why the impact of your derivative contracts was also adverse (i.e. not an offset). For example, it is unclear whether your positions were too small relative to raw material needs, or whether your strategies and assumptions resulted in adverse impacts. Similarly, during a period of lower corn prices in 2006, you were also adversely impacted by the use of such instruments, as shown on page F-7.

We also note that in the first quarter of 2008, a period of increasing corn prices, you were again adversely impacted by almost $10 million dollars. You do not explain why there was such a large impact from your derivatives or why your hedges offset, in part, the price increases in the comparable period in 2007.

On page 39 of your Form 10-K, you quantify a 10% adverse change in natural gas and corn prices. The potential impact is disclosed as $883,905 at December 31, 2007. We also note that you recorded an increase to cost of revenues of $9,869,686 related to your derivative contracts in the three months ended March 31, 2008. As noted above, please explain this impact further. Comparative analysis should take into account all activities for each period.   Considering how important such instruments are to your results of operations, their impact should be carefully analyzed. Please explain to us and revise future filings to provide a transparent analysis explaining to readers the impact of derivatives for each year and the most recent quarter, and underlying reasons for such impact.

As part of your explanation, provide us with a more thorough and transparent explanation of the positions that resulted in the margin calls triggered by the corn price increases in the first quarter of 2008. Please also disclose the potential impact on your liquidity and capital resources if there are additional margin calls as well as the adequacy of funds available to cover future margin calls.

Finally, at each reporting date, you should report the notional amount of your derivatives by type, the basic terms of your contracts, and in MD&A explain your basic hedge position with regards to raw material costs as of the reporting date.

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2008

General

5. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Indebtedness, page 20

6. We note that you violated the owner's equity ratio covenant of your Credit Agreement and that you were granted a waiver on May 14, 2008. Please confirm that there are no other violations related to any other debt. Tell us whether your other debt is subject to cross-default conditions that may be impacted by the violation related to the Credit Agreement. Please also disclose the potential impact on your liquidity and capital resources of not being able to comply with these covenants and obtain waivers of compliance in the future. Please provide a tabular presentation of each required ratio with the corresponding actual ratio as of each reporting date.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3689.

Sincerely,

John Hartz
Senior Assistant Chief Accountant